EXHIBIT 99.1

KPMG LLP 100 New Park Place Suite 1400 Vaughan, Ontario L4K 0J3	Telephone (905) 265-5900 Fax (905) 265-6390 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Aptose Biosciences Inc.

We consent to the incorporation by reference in the registration statement (No. 333- 200660) on Form S-8 of Aptose Biosciences Inc. of our report dated March 28, 2017 on the consolidated statement of financial position of Aptose Biosciences Inc. as of December 31, 2016 and 2015, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2016 and the seven-month period ended December 31, 2014, , and notes, comprising a summary of significant accounting policies and other explanatory information, which report appears in the December 31, 2016 annual report on Form 20-F of Aptose Biosciences Inc.

Chartered Accountants, Licensed Public Accountant
Toronto, Canada

March 28, 2017

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KPMG Canada provides services to KPMG LLP.